Exhibit 99.1

NEWS RELEASE

        Calgary, Alberta, Canada – July 25, 2012
        (Canadian dollars except as indicated)
PRECISION DRILLING CORPORATION
REPORTS 2012 SECOND QUARTER FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Corporation (“Precision” or the “Corporation”) reported net earnings of $18 million or $0.06 per diluted share for the three months ended June 30, 2012 compared to net earnings of $16 million or $0.06 per diluted share for the second quarter of 2011.

Revenue for the second quarter of 2012 was $382 million and earnings before finance charges, income taxes, depreciation, amortization and foreign exchange (“EBITDA”) totalled $97 million compared to $345 million and $93 million, respectively, during the comparable period in 2011.  Second quarter 2012 revenue and EBITDA were lower than the first quarter of 2012 due to the seasonality of oilfield service activity in Canada known as “spring break-up”.  This is a time in Canada where heavy equipment movement is restricted due to road bans and normally occurs in March to June of each year.  Spring break-up was extended this year due to significant rainfall in western Canada.

In the Contract Drilling Services segment, average drilling rig revenue per day increased by US$1,065 to US$23,145 in Precision’s United States operations and by $2,188 to $20,649 in the Canadian operations in the second quarter of 2012 over the comparable quarter in 2011.  Average revenue per day in the second quarter of 2012 decreased over the first quarter by US$80 and $442 in the United States and Canadian operations, respectively.  The rate decreases from the first quarter in the United States and Canada are primarily the result of declines in the spot market rate, while in Canada the drop is also due to winter related revenue received in the first quarter.

For the six months ended June 30, 2012, Precision reported net earnings of $129 million or $0.45 per diluted share compared to net earnings of $82 million or $0.28 per diluted share for the same period of 2011.  Revenue for the first half of 2012 was $1,022 million compared to $871 million for the corresponding period of 2011.  EBITDA totalled $343 million for the first half of 2012 compared to $279 million in the first half of 2011.   The year-over-year improvement resulted from higher pricing in the Contract Drilling Services and Completion and Production Services segments partially offset by lower drilling activity levels.  Activity for Precision, as measured by drilling utilization days, decreased 2% in Canada and remained flat in the United States for the first six months of the year compared with the same period in 2011.

Precision is updating its 2012 capital expenditure plan and announcing five additional new build Super Series drilling rigs for Precision’s North American operations backed by long-term contracts.  Precision has reduced its adjusted 2012 capital expenditure plan from $975 million to $875 million.  The reduction in the plan has occurred in accordance with normal budgetary procedures and reflects lower than originally forecasted industry activity levels for 2012.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated:  “Despite softening customer demand and a prolonged Canadian spring break-up this was Precision's strongest second quarter for EBITDA in the history of the company.  Precision's fleet of Super Series drilling rigs, supported by a strong base of long-term contracts operating across most North American unconventional basins partially offset the headwinds in the market.  The demand for Super Series rigs remains encouraging as we continue to see customers willing to commit to long-term contracts for new build rigs. Today’s announcement of five additional new build Super Series rigs supports our view that these are the rigs our customers desire and should continue to deliver superior utilization and returns even in periods of lower activity."

"Precision remains mindful of the volatile and weakened oil prices and depressed natural gas prices, the reduction in our customers’ cash flow and the potential impact that has on our business.  In response, Precision has reduced total capital spending in 2012 to $875 million, down approximately $270 million from our original 2012 budget of $1.14 billion.  While we have eliminated many discretionary projects and reduced maintenance capital commensurate with expected activity levels, we continue to invest in the new build Super Series Rigs which are all supported by long-term customer contracts."

"Despite commodity price softness in the quarter, Precision was able to maintain pricing gains achieved over the past several quarters in the United States market.  Precision’s average dayrates were supported by sustained demand for Tier 1 assets and new build Super Series rigs entering our active fleet. For lower tier assets we expect the pricing pressure experienced in the quarter to continue if commodity price weakness and market uncertainty persists. Precision’s average active rig count in the United States was down seven rigs from the first quarter of 2012 and five rigs over the same period in 2011.  Precision’s active rig count in the United States is currently 93 and we expect it to increase over the coming weeks as rigs that have recently moved from the Northeast begin to spud wells for customers and contracted new build rigs enter our active fleet."

"Customer demand in Canada during the second quarter was higher than activity levels indicate with operations hampered by weather as an exceptionally wet June delayed the summer ramp up.  Additionally, we believe lower commodity prices have caused some customers to reduce their capital spending budgets and this may continue to impact activity levels throughout the second half of the year.  Precision’s current active rig count in Canada of 82, compares to 98 at this time last year.  In Canada, Precision averaged 44 rigs operating during the second quarter of 2012, down from 46 rigs during the second quarter of 2011.  Precision expects to have approximately 110 rigs working once the ground dries sufficiently to facilitate the movement of rigs."

"In Precision’s international operations I am pleased to report that we now have eight rigs running including three in Saudi Arabia and five in Mexico. Current activity levels are up from three rigs at the end of the first quarter.  With continued international customer interest, bid activity remains high for Precision and we expect further progress in the second half of the year."

"Precision's Completion and Production Services segment continues to perform well. Due to spring break-up, Precision's service rig fleet worked 46% fewer hours during the second quarter of 2012 as compared to the first quarter of 2012, and 9% more hours than the second quarter of 2011. Oil related work continued to be where the vast majority of the service rig hours were achieved during the second quarter of 2012. The segment generated EBITDA of $9 million during the second quarter of 2012, up 9% from last year."

"While there is a high degree of short-term market uncertainty, we are confident in the long-term growth prospects for oil and natural gas development and Precision’s ability to continue to safely deliver our High Performance, High Value services to our customers”, concluded Mr. Neveu.”

SELECT FINANCIAL AND OPERATING INFORMATION

(Stated in thousands of Canadian dollars, except per share amounts)	Three months ended June 30,			Six months ended June 30,
	2012	2011	% Change	2012	2011	% Change
Revenue	$381,966	$345,325	10.6	$1 ,022,032	$870,675	17.4
EBITDA(1)	97,192	92,566	5.0	342,766	278,977	22.9
Net earnings	18,261	16,403	11.3	129,342	81,963	57.8
Cash provided by operations	275,346	176,312	56.2	437,786	293,634	49.1
Funds provided by operations(1)	62,373	70,766	(11.9)	310,112	263,103	17.9
Capital spending:
Expansion capital expenditures	158,876	61,943	156.5	295,348	97,516	202.9
Upgrade capital expenditures	29,962	27,336	9.6	84,221	48,114	75.0
Maintenance and infrastructure capital expenditures	32,236	24,615	31.0	63,188	33,064	91.1
Proceeds on sale	(3,730)	(3,349)	11.4	(8,809)	(4,084)	115.7
Net capital spending	217,344	110,545	96.6	433,948	174,610	148.5
Business acquisitions (net of cash acquired)	25	34	(26.5)	25	33,177	(99.9)
Net earnings - per share:
Basic	0.07	0.06	16.7	0.47	0.30	56.7
Diluted	0.06	0.06	-	0.45	0.28	60.7

Contract drilling rig fleet	352	360	(2.2)	352	360	(2.2)
Drilling rig utilization days:
Canada	4,005	4,200	(4.6)	16,375	16,742	(2.2)
United States	8,827	9,316	(5.2)	18,278	18,337	(0.3)
International	398	173	130.1	583	353	65.2
Service rig fleet	211	220	(3.6)	211	220	(4.1)
Service rig operating hours	50,560	46,533	8.7	144,602	142,681	1.3
    (1) See “ADDITIONAL GAAP MEASURES”.

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)	June 30, 2012	December 31, 2011
Working capital	$446,820	$610,429
Long-term debt(1)	$1,242,993	$1,239,616
Total long-term financial liabilities	$1,267,091	$1,267,040
Total assets	$4,481,139	$4,427,874
Long-term debt to long-term debt plus equity ratio(1)	0.35	0.37
(1)	Net of unamortized debt issue costs.

Revenue in the second quarter of 2012 was $37 million higher than the prior year period.  The increase was mainly due to a year-over-year increase in rates partially offset by slightly lower drilling utilization days in both Canada and the United States.  Revenue in Precision's Contract Drilling Services segment increased by 11% while revenue increased 10% in the Completion and Production Services segment in the second quarter of 2012 compared to the prior year.

EBITDA margin (EBITDA as a percentage of revenue) was 25% for the second quarter of 2012 compared to 27% for the same period in 2011.   The decrease in EBITDA margin for the quarter was primarily attributable to lower utilizations and higher costs offset partially by higher average dayrates in both Canada and the United States.  Higher operating costs in the quarter were the result of start-up costs internationally, increased maintenance costs in the United States and costs associated with directional drilling in Canada in a period of seasonally low activity.  Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

In the Contract Drilling Services segment, Precision currently owns 353 contract drilling rigs, including 198 in Canada, 147 in the United States and eight rigs in international locations and the capacity to run concurrently 81 directional drilling jobs.  Precision’s Completion and Production Services segment includes 190 service rigs, 19 snubbing units, two coil tubing units, 106 wastewater treatment units, 66 drilling and base camps and a broad mix of rental equipment.

During the quarter, an average of 44 drilling rigs worked in Canada, 97 worked in the United States and four worked internationally totalling an average of 145 rigs.  This compares with an average of 150 rigs in the second quarter a year ago.

Oil and natural gas prices were lower during the second quarter of 2012 compared with the year ago period.  For the second quarter of 2012, West Texas Intermediate crude oil averaged US$93.43 per barrel, 9% lower when compared to US$102.55 per barrel in the same period in 2011.  AECO natural gas spot prices averaged $1.90 per MMBtu, 51% lower than the second quarter 2011 average of $3.88 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$2.28 per MMBtu in the second quarter of 2012, a decrease of 48% over the second quarter 2011 average of US$4.35 per MMBtu.

Summary for the three months ended June 30, 2012:

• Operating earnings were $31 million and 8% of revenue, compared to $40 million and 12% of revenue in the second quarter of 2011. Operating earnings were negatively impacted by start-up costs internationally, costs associated with directional drilling in Canada in a period of seasonally low activity and the decrease in activity and in Precision’s United States and Canadian drilling operations.  In general, activity in Canada was down from the prior year due to unusually wet weather in the western Canada sedimentary basin. In addition, Precision recorded depreciation on certain Tier 3 rigs based on four years straight-line amortization which resulted in approximately $8 million of additional depreciation expense over what would have been booked using the units of production method.
• General and administrative expenses were $25 million, a decrease of $5 million from the second quarter of 2011, primarily because incentive compensation costs tied to the price of Precision’s common shares decreased over the comparable quarter partially offset by incremental costs associated with growth in international and directional drilling activity.
• Finance charges were $22 million, an increase of $6 million from the second quarter of 2011 due to an increase in the long-term debt balance partially offset by $1 million in debt amendment fees in 2011.
• Capital expenditures for the purchase of property, plant and equipment were $221 million in the second quarter, an increase of $107 million over the same period in 2011.  Capital spending for the second quarter of 2012 included $159 million for expansion capital, $30 million for upgrade capital and $32 million for the maintenance of existing assets and infrastructure.

• Average revenue per utilization day for contract drilling rigs increased in the second quarter of 2012 to US$23,145 from the prior year second quarter of US$22,080 in the United States and increased in Canada to $20,649 in the second quarter of 2012 from $18,461 for the second quarter of 2011. The increase in revenue rates for the second quarter in Canada reflects the stronger industry rates for Tier 1 and 2 rigs carried over from the winter drilling season while in the United States the improvement in the average rate was due to a greater proportion of new build rigs working.  In the United States, for the second quarter of 2012, 72% of Precision’s working rigs were working under term contracts compared to 80% in the 2011 comparative period.  Turnkey revenue for the second quarter of 2012 was US$15 million compared with US$21 million in 2011.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $728 in the second quarter of 2012 compared to $643 in the second quarter of 2011.
• Average operating costs per utilization day for drilling rigs increased in the second quarter of 2012 to US$14,548 from the prior year second quarter of US$13,110 in the United States and increased in Canada to $12,799 in the second quarter of 2012 from $11,897. The cost increase in the United States was primarily due to a labour rate increase that became effective in December 2011 and higher repairs and maintenance costs.  The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2011.   Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $610 in the second quarter of 2012 as compared to $560 in the second quarter of 2011, primarily due to a labour rate increase and higher fuel costs.  Typically labour rate increases are recovered in dayrate increases.
• Precision realized revenue from directional services of $23 million in the second quarter of 2012 compared with $13 million in the prior year.
• Funds provided by operations in the second quarter of 2012 were $62 million, a decrease of $9 million from the prior year comparative quarter of $71 million.

Summary for the six months ended June 30, 2012:

• Revenue for the first half of 2012 was $1,022 million, an increase of 17% from the 2011 period.
• Operating earnings were $201 million, an increase of $38 million or 23% from 2011.  Operating earnings were 20% of revenue in 2012 compared to 19% in 2011.
• General and administrative costs were $63 million, a decrease of $2 million over the first half of 2011 primarily as a result of the decrease in incentive compensation costs tied to the performance of Precision’s common shares in 2012 partially offset by incremental costs associated with the growth in international and directional activity.
• Finance charges were $44 million, a decrease of $15 million from the first half of 2011 due to the 2011 charge of $27 million for the make-whole premium from refinancing a previously outstanding debt partially offset by higher interest costs from an increased debt balance.
•  Funds provided by operations in the first half of 2012 were $310 million, an increase of $47 million from the prior year comparative period of $263 million.
• Capital expenditures for the purchase of property, plant and equipment were $443 million in the first half of 2012, an increase of $264 million over the same period in 2011.  Capital spending for 2012 to date included $296 million for expansion capital, $84 million for upgrade capital and $63 million for the maintenance of existing assets and infrastructure.

OUTLOOK

Precision has a strong portfolio of long‐term customer contracts that provides a base level of activity and revenue.  Precision has an average of 122 rigs committed under term contracts for the third quarter of 2012, an average of 113 rigs contracted for the fourth quarter of 2012 and 92 for the first quarter of 2013. In Canada, term contracted rigs normally generate 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States and international they usually generate 365 utilization days per rig year in most regions.

Capital expenditures are expected to be approximately $875 million for 2012, of which $443 million was expended during the first half of 2012.  The expected 2012 total includes $132 million for sustaining and infrastructure expenditures and is based upon currently anticipated activity levels for 2012. Additionally, $613 million is slated for expansion capital and includes the cost to complete the drilling rigs from the 2011 new build rig program and the new build rigs for 2012. The total capital expenditures also include an estimated $130 million to upgrade approximately 14 rigs in 2012 and to purchase long lead time items for the Corporation’s capital inventory. These long lead time items include top drives, masts and engines, that can be used for North American or international new build rig opportunities and rig tier upgrades. Precision expects that the $875 million will be split $751 million for the Contract Drilling segment and $124 million for the Completion and Production Services segment.  An additional $44 million of committed expansion capital is expected to carry forward to 2013.

Demand remains solid for existing Tier 1 Super Series rigs for both Canada and the United States and customers continue to show interest in contracting new build Super Series rigs.  Precision believes it will have opportunities to contract additional new build and upgraded rigs in the second half of 2012, although the number of contracts is likely to be significantly lower than the 42 rigs contracted during 2011.  According to industry sources, as at July 20, 2012, the United States active land drilling rig count was flat with the prior year period while the Canadian drilling rig count had decreased about 13%.

Natural gas production in the United States has remained strong despite reduced drilling activity. United States natural gas storage levels as at July 13, 2012 are 17% above the five‐year average and 19% above storage levels of a year ago. This also strongly influences Canadian activity since Canada has historically exported a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like the Permian Basin, Bakken and Eagle Ford has been strong and the U.S. oil rig count as at July 20, 2012 is 39% higher than it was a year ago. On average, Precision has more equipment working in oil related plays than at any time in its history with approximately 80% of Precision’s active rig count drilling for oil targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have remained at very low levels. To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays. If low natural gas prices continue, Precision and the North American drilling industry could see continued weak demand for natural gas drilling.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments; the Contract Drilling Services segment includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment includes the service rig, snubbing, coiled tubing, rental, camp and catering and wastewater treatment divisions.

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars)	2012	2011	% Change	2012	2011	% Change
Revenue:
Contract Drilling Services	$332,181	$298,482	11.3	$863,247	$724,509	19.1
Completion and Production Services	52,263	47,578	9.8	163,348	151,807	7.6
Inter-segment eliminations	(2,478)	(735)	237.1	(4,563)	(5,641)	(19.1)
	$381,966	$345,325	10.6	$1,022,032	$870,675	17.4

EBITDA(1)
Contract Drilling Services	$103,476	$104,169	(0.7)	$331,032	$276,719	19.6
Completion and Production Services	8,985	8,233	9.1	48,189	42,684	12.9
Corporate and other	(15,269)	(19,836)	(23.0)	(36,455)	(40,426)	(9.8)
	$97,192	$92,566	5.0	$342,766	$278,977	22.9
 (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended June 30,					Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2012		2011		% Change	2012		2011		% Change
Revenue		$332,181		$298,482	11.3		$863,247		$724,509	19.1
Expenses:
Operating		222,059		187,379	18.5		513,193		431,078	19.0
General and administrative		6,646		6,934	(4.2)		19,022		16,712	13.8
EBITDA (1)		103,476		104,169	(0.7)		331,032		276,719	19.6
Depreciation		58,672		45,946	27.7		126,007		100,473	25.4
Operating earnings(1)		$44,804		$58,223	(23.0)		$205,025		$176,246	16.3
Operating earnings as a percentage of revenue		13.5%		19.5%			23.8%		24.3%
Drilling rig revenue per utilization day in Canada		$20,649		$18,461	11.9		$20,983		$17,981	16.7
Drilling rig revenue per utilization day in the United States(2)	US$	23,145	US$	22,080	4.8	US$	23,186	US$	21,451	8.1
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts.

	Three months ended June 30,
Canadian onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	197	817	202	800
Drilling rig operating days (spud to release)	3,580	15,129	3,780	15,884
Drilling rig operating day utilization	20%	20%	21%	22%
Number of wells drilled	403	1,314	396	1,426
Average days per well	8.9	11.5	9.5	11.1
Number of metres drilled (000s)	688	2,750	622	2,754
Average metres per well	1,708	2,093	1,570	1,931
Average metres per day	192	182	165	173

	Six months ended June 30,
Canadian onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	197	817	202	800
Drilling rig operating days (spud to release)	14,622	63,250	14,906	63,345
Drilling rig operating day utilization	42%	43%	41%	44%
Number of wells drilled	1,275	4,333	1,487	5,033
Average days per well	11.5	14.6	10.0	12.6
Number of metres drilled (000s)	2,307	9,160	2,342	9,265
Average metres per well	1,809	2,114	1,575	1,841
Average metres per day	158	145	157	146
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	104	1,947	100	1,695
June 30	97	1,924	102	1,803
Year to date average	100	1,935	101	1,749
(1) United States lower 48 land operations only.
(2) Baker Hughes rig counts.

Contract Drilling Services segment revenue for the second quarter of 2012 increased by 11% to $332 million and EBITDA decreased by 1% to $103 million compared to the same period in 2011. The increase in revenue was due to higher average rates per day for both Canada and the United States partially offset by lower activity.  The decrease in EBITDA in a period of increased revenue was the result of start-up costs internationally, lower margin in the United States as a result of increased maintenance costs and costs associated with directional drilling in Canada in a period of seasonally low activity.

Activity in North America was centered on oil and liquids rich natural gas related drilling activity.  In the second quarter, drilling rig revenue per utilization day over the prior year was up 12% in Canada and 5% in the United States as a result of increased rates for rigs working on well-to-well contracts and new rig builds.  During the quarter, 44% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 33% in 2011 while in the United States 72% of utilization days were generated from rigs under term contract as compared to 80% in the prior year period.  At the end of the quarter, Precision had 69 drilling rigs working under term contracts in the United States and 54 in Canada.

Drilling rig utilization days in Canada (drilling days plus move days) during the second quarter of 2012 were 4,005, a decrease of 5% compared to 4,200 in 2011 due to the unseasonably wet spring.   Drilling rig utilization days for Precision in the United States were 5% lower than the same quarter of 2011 due to a reduction in natural gas targeted drilling.  On average, Precision had four rigs working internationally as the Saudi Arabia based business ramped up and Precision mobilized three additional rigs into Mexico.

Contract Drilling Services segment operating costs were 67% of revenue for the quarter which is four percentage points higher than the prior year period. Higher operating costs in the quarter were the result of start-up costs internationally, increased maintenance costs in the United States and costs associated with directional drilling in Canada in a period of seasonally low activity.  In addition, crew wage increases in Canada and the United States in October contributed to the year-over-year increase.

Quarterly depreciation in the Contract Drilling Services segment increased 28% from the prior year.  As discussed in Management’s Discussion and Analysis for the year ended December 31, 2011, Precision changed its depreciation policy on certain Tier 3 rigs from the unit of production method to straight-line over four years resulting in approximately $8 million in additional depreciation in the quarter.    Additional increases in depreciation are the result of an increased asset base and new business lines.   With the exception of certain Tier 3 equipment and directional drilling equipment, contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2012	2011	% Change	2012	2011	% Change
Revenue	$52,263	$47,578	9.8	$163,348	$151,807	7.6
Expenses:
Operating	39,932	35,930	11.1	107,469	101,462	5.9
General and administrative	3,346	3,415	(2.0)	7,690	7,661	0.4
EBITDA(1)	8,985	8,233	9.1	48,189	42,684	12.9
Depreciation	6,101	5,083	20.0	14,135	12,154	16.3
Operating earnings(1)	$2,884	$3,150	(8.4)	$34,054	$30,530	11.5

Operating earnings as a percentage of revenue	5.5%	6.6%		20.8%	20.1%

Well servicing statistics:
Number of service rigs (end of period)	211	220	(4.1)	211	220	(4.1)
Service rig operating hours	50,560	46,533	8.7	144,602	142,681	1.3
Service rig operating hour utilization	26%	23%		39%	36%
Service rig revenue per operating hour	$728	$643	13.2	$751	$695	8.1
(1)	See “ADDITIONAL GAAP MEASURES”.

Completion and Production Services segment revenue for the second quarter increased by 10% from the second quarter of 2011 to $52 million and EBITDA increased by 9% to $9 million.  The increase in revenue and EBITDA is attributed to an increase in service rig rates, oil well production activity and service line growth, partially offset by lower results from rental and camp and catering operations.

Well servicing and snubbing activity increased 9% from the prior year period, with the fleet generating 50,560 operating hours in the second quarter of 2012 compared with 46,533 hours in the prior year quarter for utilization of 26% and 23%, respectively.  The increase was a result of higher service rig activity performing workover and production work on oil wells, the start-up of new coil tubing service rigs and expansion of services into the northern United States.  Approximately 98% of the second quarter service rig activity was oil related.  New well completions were 30% lower than the prior year quarter and accounted for 4% of service rig operating hours in the second quarter compared to 6% in the same quarter in 2011.   Precision's rental division benefitted from new equipment additions in the quarter, but utilization for some equipment decreased in conjunction with lower drilling and completion activity in the industry.

Average service rig revenue increased $85 per operating hour to $728 from the prior year period due to rig mix and increased labour and operating costs passed through to customers.

Operating costs as a percentage of revenue in the second quarter of 2012 was 76%, unchanged compared to the same period of 2011. Operating costs per service rig hour increased over the comparable period in 2011 primarily due to higher wages and fuel prices.

Depreciation in the Completion and Production Services segment in the second quarter of 2012 was 20% higher than the prior year due to the addition of new assets and higher well servicing activity.  The well servicing division uses the unit of production method of calculating depreciation while the other operating divisions within the Completion and Production Services segment use the straight-line method.

SEGMENT REVIEW OF CORPORATE AND OTHER

Precision views its corporate segment as support functions that provide assistance to more than one segment. The Corporate and other segment had an EBITDA loss of $15 million for the second quarter of 2012, $5 million lower than the prior year comparative period due to decreased costs associated with share based performance incentive plans partially offset by incremental costs associated with increasing activity.

OTHER ITEMS

Net financial charges for the quarter were $22 million, an increase of $6 million from the second quarter of 2011 primarily due to higher long-term debt interest expense.

Finance charges for the three and six month periods ended June 30, 2012 and 2011 are as follows:

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2012	2011	2012	2011
Interest:
Long-term debt	$21,354	$14,452	$42,637	$29,473
Other	46	15	95	46
Income	(580)	(231)	(980)	(418)
Amortization of debt issue costs	999	810	1,987	1,531
Loss on settlement of debt facilities	-	-	-	26,942
Debt amendment fees	-	1,134	-	1,134
Finance charges	$21,819	$16,180	$43,739	$58,708

The Corporation had a foreign exchange gain of $5 million during the second quarter of 2012 due to the strengthening of the U.S. dollar versus the Canadian dollar and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar based companies.

Precision’s effective tax rate on earnings before income taxes for the first half of 2012 was 18%.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new build rig programs require two to five year term contracts in order to mitigate capital recovery risk.

Liquidity remains sufficient as Precision had a cash balance of $398 million and the US$550 million senior secured revolver (“Secured Facility”) remains undrawn except for US$27 million in outstanding letters of credit as at June 30, 2012.  In addition to the Secured Facility, Precision has available $40 million in operating facilities which remains undrawn except for $10 million in outstanding letters of credit as at June 30, 2012.

As at June 30, 2012 and December 31, 2011 Precision had the following long-term debt balances:

(Stated in thousands of Canadian dollars)	June 30, 2012	December 31, 2011
Senior secured revolving credit facility	$-	$-

Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	662,415	661,050
6.5% senior notes due 2021 (US$400 million)	407,640	406,800
6.5% senior notes due 2019	200,000	200,000
	1,270,055	1,267,850
Less net unamortized debt issue costs	(27,062)	(28,234)
	$1,242,993	$1,239,616

As at June 30, 2012, the Corporation was in compliance with the covenants under the Secured Facility and expects to remain in compliance with such covenants and have complete access to credit lines during the remainder of 2012.

The current blended cash interest cost of Precision’s debt is approximately 6.6%.

Precision has designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2011		2012
Quarters ended	September 30	December 31	March 31	June 30
Revenue	$492,944	$587,408	$640,066	$381,966
EBITDA(1)	186,248	229,839	245,574	97,192
Net earnings (loss):	83,468	28,046	111,081	18,261
Per basic share	0.30	0.10	0.40	0.07
Per diluted share	0.29	0.10	0.39	0.06
Funds provided by operations(1)	73,182	256,103	247,739	62,373
Cash provided by operations	20,281	218,857	162,440	275,346

	2010		2011
Quarters ended	September 30	December 31	March 31	June 30
Revenue	$359,152	$435,537	$525,350	$345,325
EBITDA(1)	112,607	144,518	186,411	92,566
Net earnings (loss):	56,286	(250)	65,560	16,403
Per basic share	0.20	-	0.24	0.06
Per diluted share	0.20	-	0.23	0.06
Funds provided by operations(1)	126,811	133,903	192,337	70,766
Cash provided by operations	67,575	75,064	117,322	176,312
(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

Precision uses certain additional GAAP measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors.  The following are the measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings, EBITDA, as derived from information reported in the Interim Consolidated Statements of Earnings, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed or how depreciation and amortization charges affect results.

Operating Earnings
Management believes that in addition to net earnings, operating earnings as reported in the Interim Consolidated Statements of Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

Funds Provided by Operations
Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the Interim Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “appears”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: Super Series rigs should continue to deliver superior utilization and returns even in periods of lower activity; average dayrates are supported by sustained demand for Tier 1 assets and new build Super Series rigs entering our active fleet; for lower tier assets, the pricing pressure experienced in the quarter to continue if commodity price weakness and market uncertainty persists; we expect further progress on international activity in the second half of the year; demand remains solid for existing Tier 1 Super Series rigs for both Canada and the United States and customers continue to show interest in contracting new build Super Series rigs; Precision believes it will have opportunities to contract additional new build and upgraded rigs in the second half of 2012; Precision's expected capital expenditures for 2012 and the anticipated uses of capital and the timing of such expenditures; and the timing for delivery of new build rigs.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; interpretation of tax filing position for prior period transactions; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2012	2011

ASSETS
Current assets:
Cash	$398,344	$467,476
Accounts receivable	394,956	576,243
Inventory	13,135	7,163
Total current assets	806,435	1,050,882
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,241,526	2,942,296
Intangibles	4,872	6,471
Goodwill	363,727	363,646
Total non-current assets	3,674,704	3,376,992
Total assets	$4,481,139	$4,427,874

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$329,312	$436,667
Income tax payable	30,303	3,786
Total current liabilities	359,615	440,453

Non-current liabilities:
Share based compensation	5,149	11,303
Provisions and other	18,949	16,121
Long-term debt	1,242,993	1,239,616
Deferred tax liabilities	585,083	587,790
Total non-current liabilities	1,852,174	1,854,830

Shareholders' equity:
Shareholders' capital	2,250,440	2,248,217
Contributed surplus	21,847	18,396
Retained earnings (deficit)	46,182	(83,160)
Accumulated other comprehensive loss	(49,119)	(50,862)
Total shareholders' equity	2,269,350	2,132,591

Total liabilities and shareholders' equity	$4,481,139	$4,427,874

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2012	2011	2012	2011

Revenue	$381,966	$345,325	$1,022,032	$870,675

Expenses:
Operating	259,513	222,574	616,099	526,899
General and administrative	25,261	30,185	63,167	64,799
Earnings before income taxes, other items and depreciation and amortization	97,192	92,566	342,766	278,977
Depreciation and amortization	66,669	52,593	141,493	115,912
Operating earnings	30,523	39,973	201,273	163,065
Other items:
Foreign exchange	(5,034)	(527)	333	2,805
Finance charges	21,819	16,180	43,739	58,708
Other	(758)	–	(758)	–
Earnings before income taxes	14,496	24,320	157,959	101,552
Income taxes:
Current	9,186	1,012	32,025	2,152
Deferred	(12,951)	6,905	(3,408)	17,437
	(3,765)	7,917	28,617	19,589

Net earnings	$18,261	$16,403	$129,342	$81,963
Earnings per share:
Basic	$0.07	$0.06	$0.47	$0.30
Diluted	$0.06	$0.06	$0.45	$0.28

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2012	2011	2012	2011
Net earnings	$18,261	$16,403	$129,342	$81,963
Unrealized gain ( loss) on translation of assets and liabilities of operations denominated in foreign currency	28,972	(10,044)	3,948	(36,852)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(21,000)	4,255	(2,205)	17,199
Comprehensive income	$26,233	$10,614	$131,085	$62,310

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2012	2011	2012	2011
Cash provided by (used in):
Operations:
Net earnings	$18,261	$16,403	$129,342	$81,963
Adjustments for:
Long-term compensation plans	1,776	5,167	11,227	14,012
Depreciation and amortization	66,669	52,593	141,493	115,912
Foreign exchange	(5,346)	(836)	206	2,508
Finance charges	21,819	16,180	43,739	58,708
Income taxes	(3,765)	7,917	28,617	19,589
Other	1,428	(2,619)	1,599	(2,420)
Income taxes paid	(3,764)	(1,946)	(4,574)	(2,511)
Income taxes recovered	306	–	342	246
Interest paid	(35,523)	(22,287)	(42,783)	(25,339)
Interest received	512	194	904	435
Funds provided by operations	62,373	70,766	310,112	263,103
Changes in non-cash working capital balances	212,973	105,546	127,674	30,531
	275,346	176,312	437,786	293,634
Investments:
Business acquisitions, net of cash acquired	(25)	(34)	(25)	(33,177)
Purchase of property, plant and equipment	(221,074)	(113,894)	(442,757)	(178,694)
Proceeds on sale of property, plant and equipment	3,730	3,349	8,809	4,084
Changes in income tax recoverable	–	–	–	(108,176)
Changes in non-cash working capital balances	(35,594)	12,550	(73,705)	(16,790)
	(252,963)	(98,029)	(507,678)	(332,753)
Financing:
Repayment of long-term debt	–	–	–	(175,000)
Premium paid on settlement of unsecured senior notes	–	–	–	(26,688)
Debt issue costs	–	(519)	–	(4,358)
Debt facility amendment costs	–	(1,134)	–	(1,134)
Increase in long-term debt	–	–	–	200,000
Issuance of common shares on the exercise of options	133	703	1,305	1,139
Changes in non-cash working capital balances	–	–	–	(746)
	133	(950)	1,305	(6,787)

Effect of exchange rate changes on cash and cash equivalents	6,184	205	(545)	(3,699)
Increase (decrease) in cash and cash equivalents	28,700	77,538	(69,132)	(49,605)
Cash and cash equivalents, beginning of period	369,644	129,688	467,476	256,831
Cash and cash equivalents, end of period	$398,344	$207,226	$398,344	$207,226

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	129,342	129,342
Other comprehensive income for the period	–	–	1,743	–	1,743
Share options exercised	1,993	(688)	–	–	1,305
Issued on redemption of non- management directors DSUs	221	(221)	–	–	–
Issued on waiver of right to dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation expense	–	4,363	–	–	4,363
Balance at June 30, 2012	$2,250,440	$21,847	$(49,119)	$46,182	$2,269,350

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Total deficit	Total equity
Balance at January 1, 2011	$2,244,417	$11,266	$(46,220)	$(276,637)	$1,932,826
Net earnings for the period	–	–	–	81,963	81,963
Other comprehensive loss for the period	–	–	(19,653)	–	(19,653)
Share options exercised	1,736	(597)	–	–	1,139
Share based compensation expense	–	4,394	–	–	4,394
Balance at June 30, 2011	$2,246,153	$15,063	$(65,873)	$(194,674)	$2,000,669

SECOND QUARTER 2012 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Wednesday, July 25, 2012.

The conference call dial in numbers are 1-866-226-1793 or 416-340-2218

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until August 1, 2012 by dialing 1-800-408-3053 or 905-694-9451, pass code 6963179.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coiled tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com